SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 12) *

                    __________Pioneer Group Inc______________

                                (Name of issuer)

                     __________Common Shares_______________

                         (Title of Class of Securities)

                       ______ 723684106__________________

                                 (CUSIP Number)

                    Mr P Acton, Mercury Asset Management plc

          33 King William Street, London EC4R 9AS Tel No 0171 203 5744
    -------------------------------------------------------------------------
 Name , Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                                15 November, 1996

             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776                                                           Schedule 13D

CUSIP No. 723684106__________________________

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc

------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)

                                                             (B)

------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00

------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION

        ENGLAND

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
------------------------ ------- ----------------------------------------------
                         7       SOLE VOTING POWER

NUMBER OF                        NONE

                         ------- ----------------------------------------------
  SHARES                 8       SHARED VOTING POWER

BENEFICIALLY

  OWNED BY                        NONE

                         ------- ----------------------------------------------
    EACH                 9       SOLE DISPOSITIVE POWER

  REPORTING

   PERSON                        1,614,390

                         ------- ----------------------------------------------
    WITH                 10      SHARED DISPOSITIVE POWER

------------------------ ------- ----------------------------------------------

------------------------ ------- ----------------------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.47%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

               The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group Inc (the "Company") whose principal executive offices are located at 60 State Street, Boston, MA02109, 1820 USA. Its telephone number is (617) 742 7825.

Item 2.        Identity and Background

               This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

               Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

               Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 30,000 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

               Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

               The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

               Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.        Purpose of Transaction

               The Common Shares were acquired for the purpose of investment.
               (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
               (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those set forth above.

Item 5.        Interest in Securities of the Issuer

               (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 1,614,390 Common Shares or approximately 6.47% of the Common Shares outstanding.

               (b) See Item 2 above.

               (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

               (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or

               Relationships with Respect to Securities of the Issuer

               Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               None.

                         SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:21 November, 1996

                                             for Mercury Asset Management plc.

                                             By _______________________________
                                                  Authorised Signatory

                                                    Charles Farquharson

                                                                       ANNEX A

                          MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                          Principal
and Directors                            Business Address                   Occupation        Citizenship
-------------                            ----------------                   ----------        -----------

Joint Chairman
--------------

David William James PRICE          33 King William Street,                 Investment          British
(Joint Chairman)                   London, EC4R 9AS.                       Director

Stephen Anthony ZIMMERMAN          33 King William Street,                 Investment          British
(Joint Chairman)                   London, EC4R 9AS.                       Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                33 King William Street,                 Investment          British
(Deputy Chairman)                  London, EC4R 9AS.                       Director

Christopher Nigel                  33 King William Street,                 Investment          British
HURST-BROWN                        London, EC4R 9AS                        Director
(Deputy Chairman)

Frederick David Stewart            33 King William Street,                 Investment          British
ROSIER (Deputy Chairman)           London, EC4R 9AS                        Director

Vice Chairman
-------------

Dr. Ross John BUNCE                33 King William Street,                 Investment          British
(Vice Chairman)                    London, EC4R 9AS                        Director

Andrew Searle DALTON               33 King William Street,                 Investment          British
(Vice Chairman)                    London, EC4R 9AS.                       Director

Charles Vivian JACKSON             33 King William Street,                 Investment          British
(Vice Chairman)                    London, EC4R 9AS                        Director

Directors
---------

Ian ARMITAGE                       33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Norman McLeod BACHOP               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Ian Christopher Simon BARBY        33 King William Street,                 Investment          British
(Director)                         London,  EC4R  9AS                      Director

Stuart John BAXTER                 33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        DIrector

Thomas Jan BERGER                  33 King William Street,                 Investment          American
(Director)                         London, EC4R 9AS                        Director

David Thomas Alan BOYLE            33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Carol Consuelo BROOKE              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

John Loughlin CALLAHAN             33 King William Street,                 Investment          American
(Director)                         London, EC4R 9AS                        Director

David John CAUSER                  33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Thomas William George CHARLTON     33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Nicholas James CHARRINGTON         33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Colin Martin CLARK                 33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Nicholas James COATS               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Stephen Benedict COHEN             33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

John Nicholas COTTON               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Graham Richard DIXON               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Charles Bowen FARQUHARSON          33 King William Street,                 Company             British
(Company Secretary                 London, EC4R 9AS                        Secretary
& Director)                                                                & Director

Christopher Nigel Holland          33 King William Street,                 Investment          British
 FOSTER (Director)                 London, EC4R 9AS                        Director

Peter John GIBBS                   33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Peter John Woodville               33 King William Street,                 Investment          British
HARRISON (Director)                London, EC4R 9AS                        Director

Paul HARWOOD                       33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Timothy John HASTON                33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Andrew Malcolm                     33 King William Street                  Investment          British
HUNTER-JOHNSTON                    London, EC4R 9AS                        Director
(Director)

Michael Francis Mostyn             33 King William Street,                 Investment          British
Owen JODRELL                       London, EC4R 9AS                        Director
(Director)

Andreas Christian Jutting          33 King William Street                  Investment          Danish
LEHMAN                             London, EC4R 9AS                        Director
(Director)

Dr. Gordon Alan LINDSAY            33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Gary LOWE                          33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Roderick James MACLEOD             33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Paul Roderick Clucas MARSHALL      33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Shaun Albert MAYS                  25 Floor,101 Collins                    Investment          British/
(Director)                         Street,Melbourne,Vic                    Director            Australian
                                   3000 AUSTRALIA

Keith Richard MULLINS              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Masaru NISHIZAWA                   Hibiya Kokusai Building,                Investment          Japanese
(Director)                         2-2-3 Uchisaiwaicho,                    Director
                                   Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY         33 King William Street,                 Investment          Australian
(Director)                         London, EC4R 9AS                        Director

Thomas Andrew OATES                33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Peter Vincent OLSBERG              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Ching Han ONG                      33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Roderick Louis PARIS               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

John PARSLOE                       33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Andrew Phillip PICKARD             33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Ronald William PULLEN              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9A                         Director

John William RICHARDS              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Nicholas King RITCHIE              33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Alexander Frederick                33 King William Street,                 Investment          British
James ROE (Director)               London, EC4R 9AS                        Director

Richard George ROYDS               33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Lynn Christine RUDDICK             33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Clifford John SHAW                 Warburg Asset Management                Investment          British
(Director)                         Japan Ltd.,                             Director
                                   Hibiya Kokusai Building,
                                   7th Floor,
                                   2-2-3- Uchisaiwaicho,
                                   Chiyoda-ku, Tokyo 100

Ian Michael SLACK                  33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director

Peter William STANYER              33 King William Street                  Investment          British
(Director)                         London, EC4R 9AS                        Director

Rodney STEEL                       33 King William Street                  Investment          British
(Director)                         London, EC4R 9AS                        Director

Hugh Alexander STEVENSON           33 King William Street,                 Chairman of         British
(Director)                         London, EC4R 9AS                        Mercury Asset
                                                                           Management
                                                                           Group plc

Barry William WOOLF                33 King William Street,                 Investment          British
(Director)                         London, EC4R 9AS                        Director




                                     MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                           Principal
and Directors                            Business Address                   Occupation            Citizenship
-------------                            ----------------                   ----------            -----------

Joint Chairman
--------------

Hugh Alexander STEVENSON           33 King William Street,                 Investment               British
(Chairman)                         London, EC4R 9AS.                       Director

Deputy Chairman
---------------

David William James PRICE          33 King William Street,                 Investment               British
(Deputy Chairman)                  London, EC4R 9AS.                       Director

Stephen Anthony ZIMMERMAN          33 King William Street,                 Investment               British
(Deputy Chairman)                  London, EC4R 9AS.                       Director

Vice Chairman
-------------

Carol GALLEY (Miss)                33 King William Street,                 Investment               British
(Vice Chairman)                    London, EC4R 9AS.                       Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON          33 King William Street,                 Company                  British
(Secretary)                        London, EC4R 9AS.                       Secretary

Directors
---------

Paul Graham BOSONNET               33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS.                       Director

David John CAUSER                  33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS                        Director

Andrew Searle DALTON               33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS.                       Director

Peter Stormonth DARLING            33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS                        Director

Hugh Jon FOULDS                    33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS                        Director

Christopher Nigel                  33 King William Street,                 Investment               British
HURST-BROWN (Director)             London, EC4R 9AS                        Director

Charles Vivian JACKSON             33 King William Street,                 Investment               British
(Director)                         London, EC4R 9AS                        Director

Frederick David Stewart            33 King William Street,                 Investment               British
ROSIER (Director)                  London, EC4R 9AS                        Director

John Charles Grayson               33 King William Street,                 Investment               British
STANCLIFFE                         London, EC4R 9AS                        Director
(Director)

                                     Mercury Asset Management Group plc

                                               Directors Lists

                                            CORPORATE INFORMATION

                                                                      Field of                      Country of
Name                                    Registered Office             Activity                    Incorporation
----                                    -----------------             --------                    -------------

Mercury Asset Management Group plc   33 King William Street,       Holding Company                  England
                                     London, EC4R 9AS
Mercury Asset Management plc         33 King William Street,       Investment                       England
                                     London, EC4R 9AS              Management and Advice


ANNEX  B

                                PIONEER GROUP INC

                                  COMMON SHARES

                                     PRICE PER
DATE         PURCHASE     SALE       SHARE US$        DAILY TOTALS
----         --------     ----       ---------        ------------

09.26.96                              B/Fwd            1,869,010
09.27.96                  40,000      26.25            1,829,010
10.01.96                  34,320      26.25            1,794,690
10.04.96                  25,000      26.25           1,769,690
10.07.96                  5,000       26.375           1,764,690
10.17.96                  5,000       26.25            1,759,690
11.07.96                  55,300      25.25            1,704,390
11.08.96                  18,000      25.1389          1,686,390
11.11.96                  25,000      25.25            1,661,390
11.12.96                  22,000      25.125           1,639,390
11.15.96                  25,000      25.00            1,614,390